

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 14, 2008

via U.S. mail and facsimile

Mr. Claiborne P. Deming
President and Chief Executive Officer
Murphy Oil Corporation
200 Peach Street
P.O. Box 7000
El Dorado, Arkansas 71731-7000

> **Re:** **Murphy Oil Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 1-08590**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 28, 2008**
> **File No. 1-08590**

Dear Mr. Deming:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please confirm in writing that you will comply with the following comments in all future filings.

Form 10-K filed February 29, 2008

Risk Factors, page 7

1.   In future filings, please revise the headings of your risk factors. As currently
        presented, the headings do not identify for securityholders the consequences of
        the risks being disclosed.

Definitive Proxy Statement filed December 26, 2007

2007 Director Compensation Table, page 6

2.   In future filings, please disclose the aggregate number of stock awards and the
        aggregate number of option awards outstanding at fiscal year end held by each
        director. See the Instruction to Item 402(k)(2)(iii) and (iv).

Compensation Discussion & Analysis, page 10

3.   You disclose that you target the 50th percentile or median for base salary,
        incentive and long-term compensation. You also disclose that actual
        compensation may vary from the targeted compensation amount based on a
        variety of factors. In future filings, for each named executive officer, please
        identify whether the actual amount of compensation they received was at, above
        or below the targeted percentile and as may be appropriate, explain the reasons
        for any divergence from the targeted percentile. See Item 402(b)(2)(ix) of
        Regulation S-K.

4.   We refer you to Item 402(j) of Regulation S-K which requires disclosure of any
        agreement, contract, plan or arrangement, whether written or unwritten, that
        provides for potential payments to named executive officers upon termination or a
        change of control. In this regard, we note your footnote disclosure on page 19
        regarding equity payments due to named executive officers upon a change of
        control. In future filings, please revise to include all the disclosure required by
        Item 402 (j) of Regulation S-K, including arrangements relating to potential
        payments under various termination scenarios.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Madison at (202) 551-3296 or Mellissa Duru at (202) 551-3757 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. Duru
        J. Madison